Exhibit 23.3

                      CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in this Registration Statement on Form S-3 of Data Systems Network Corporation, of our report, which includes an emphasis of a matter concerning certain costs and expenses presented in the financial statements which represent allocations and management's estimates of the costs of services provided by Softech, Inc. dated November 21, 1996, on our audits of the financial statements of the Network Systems Group Division of Softech, Inc. as of May 31, 1996 and 1995 and the statements of operations and cash flows for each of the three years in the period ended May 31, 1996, appearing in the Form 8-K (as amended), for the event occurring September 12, 1996, of Data Systems Network Corporation. We also consent to the reference to our firm under the caption "Experts."



                             /S/ Coopers & Lybrand L.L.P.

Boston, Massachusetts
January 23, 1997